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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Movens, Daniel		Andrx Corporation, a Delaware Corporation
	4955 Orange Drive	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			December 1, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Davie, FL 33314 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Sr. Vice President of Anda, Inc.

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Andrx Group common stock		12/01/02				A(1)			20,000	A			20,001		D

	(1) Andrx Corporation granted Mr. Movens 20,000 restricted stock units (“RSU”), with each unit representing the right to acquire one share of Andrx Group common stock. Subject to certain acceleration and other conditions set forth in Mr. Moven’s RSU agreement, the shares underlying these units vest in equal installments of 5,000 each on November 30, 2005, 2006, 2007 and 2008.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (right to buy)		$8.34

	Stock Option (right to buy)		$16.62

	Stock Option (right to buy)		$58.50

	Stock Option (right to buy)		$67.50

	Stock Option (right to buy)		$70.85

	Stock Option (right to buy)		$1,255.81

	Stock Option (right to buy)		$1,255.81

	Stock Option (right to buy)		$1,255.81

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	currently	3/2/05		Andrx Group Common Stock	8,000				8,000		D

	3/2/03	3/2/10		Andrx Group Common Stock	8,000				8,000		D

	(1)	6/1/10		Andrx Group Common Stock	7,000				7,000		D

	(2)	8/13/11		Andrx Group Common Stock	10,000				10,000		D

	(3)	12/19/11		Andrx Group Common Stock	14,000				14,000		D

	(4)	3/2/05		Andrx Group Common Stock	5				5		D

	3/2/03	3/2/10		Andrx Group Common Stock	2				2		D

	(1)	6/1/10		Andrx Group Common Stock	2				2		D

Explanation of Responses:

(1) The option vests in two equal installments beginning 6/1/04.

(2) The option vests in five equal installments beginning 8/13/02.

(3) 2,500 options to purchase Andrx Group common stock vest on 12/19/04, 3,500 options to purchase Andrx Group common stock vest on 12/19/05, and 8,000 options to purchase Andrx Group common stock vest on 12/19/06.

(4) The option vests in four equal installments beginning 3/2/99.

Daniel Movens	December 1, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.